Phone:	(215)569-5734
Fax:	(215)832-5734
Email:	schwartz-g@blankrome.com

   October 17, 2012

VIA EDGAR

Mr. Bo Howell
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Special Opportunities Fund, Inc. (the “Fund”) File No. 811-07528 Preliminary Proxy Statement on Schedule 14A

Dear Mr. Howell:

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Preliminary Proxy Statement on Schedule 14A for filing (the “Proxy Statement”).  Please note that Proposal #2, regarding the Fund’s proxy voting procedures, is substantially similar to the proposal that was presented to, and approved by, the Fund’s stockholders at the annual meeting of stockholders held in December 2011.

No filing fee is payable for the Proxy Statement.

Please telephone the undersigned at (215) 569-5734 or Thomas R. Westle at (212) 885-5239 with any questions or comments you may have, or for any further information you may desire.

Very truly yours,

/s/ Geoffrey Schwartz

Geoffrey Schwartz

Enclosure

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